

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 18, 2017

Evan Spiegel
Chief Executive Officer
Snap Inc.
63 Market Street
Venice, California 90291

> **Re:** **Snap Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted January 3, 2017**
> **CIK No. 0001564408**

Dear Mr. Spiegel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Where we refer to prior comments, we are referring to our letter dated December 23, 2016.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 13

1.   Given that the Class A common stock is non-voting, it appears that the company and its shareholders may not be subject to certain provisions of the federal securities laws. Please advise and revise to add a risk factor discussing the resulting impact on investors. For example, discuss whether shareholders will be required to file reports under Sections 13(d), 13(g) and 16 under the Exchange Act.

Description of Capital Stock

Conversion, page 154

2.   We note your response to prior comment 10 and note that investors, by purchasing a security that is convertible only at the option of other classes, are in effect also deciding to accept the other security. As Class A investors would not have a later investment decision to make with regard to the Class B shares, please register the Class B shares that they might receive or provide your analysis as to why no registration is required. For guidance refer to Compliance and Disclosure Interpretations Securities Act Sections Question 103.04.

3.   Your revised disclosure states that because your Class B common stock will not be publicly traded and an active trading market may never develop or be sustained, any Class B common stock will need to convert to Class A common stock to be publicly traded. Given the disclosure is included within the context of the automatic conversion of Class A to Class B, it suggests that Class A common stock could continue to be listed on an exchange after voting to convert the Class A shares. Revise to clarify what, if any, securities would continue to be listed on an exchange in such an event.

Where you can find additional information, page 175

4.   Please tell us whether the proxy statements that you file with the Commission, and deliver to holders of shares of Class A common stock, will contain at least the information specified by Schedule 14C, and revise your disclosure accordingly. Additionally, please disclose that you will comply with the provisions of Regulation 14C.

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies and Services

cc: Eric C. Jensen, Esq.
        Cooley LLP